Exhibit 11

Statement of Computation of Per Share Earnings

Set forth below are the bases for the computation of earnings per share for the periods shown.

	Six Months Ended
	June 30,
	2006	2005
Earnings Per Common Share

Basic	$0.42	$0.35
Average Shares Outstanding	9,399,628	9,211,612
Diluted	$0.40	$0.33
Average Shares Outstanding (including dilutive effect of stock options)	9,821,666	9,768,820

	Three Months Ended
	June 30,
	2006	2005
Earnings Per Common Share

Basic	$0.21	$0.17
Average Shares Outstanding	9,420,579	9,220,601
Diluted	$0.20	$0.16
Average Shares Outstanding (including dilutive effect of stock options)	9,847,644	9,793,337